CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$2,000,000,000	$142,600

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4963 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated January 5, 2010 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008 both filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation
Ratings:	Aa2 (stable) / AA+ (stable)*
Trade Date:	January 5, 2010
Settlement Date (Original Issue Date):	January 8, 2010
Maturity Date:	January 8, 2013
Principal Amount:	US $ 2,000,000,000
Price to Public (Issue Price):	99.871%
Agents Commission:	0.200%
All-in Price:	99.671%
Net Proceeds to Issuer:	US $1,993,420,000
Treasury Benchmark:	1.125% due December 15, 2012
Treasury Yield:	1.545%
Spread to Treasury Benchmark:	Plus 1.300%
Reoffer Yield:	2.845%
Interest Rate Per Annum:	2.800%
Interest Payment Dates:	Semi-annually on the 8th day of each January and July, commencing July 8, 2010 and ending on the Maturity Date

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Page 2
Filed Pursuant to Rule 424(b)(3)
Dated January 5, 2010
Registration Statement: No. 333-156929

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G4H4
ISIN:	US36962G4H46
Common Code:	047779022

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.871% of the aggregate principal amount less an underwriting discount equal to 0.200% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
Banc of America Securities LLC	$475,000,000
Citigroup Global Markets Inc.	$475,000,000
Credit Suisse Securities (USA) LLC	$475,000,000
Morgan Stanley & Co. Incorporated	$475,000,000

Co-Managers:
Blaylock Robert Van, LLC	$20,000,000
CastleOak Securities, L.P.	$20,000,000
Samuel Ramirez & Co., Inc.	$20,000,000
Utendahl Capital Group, LLC	$20,000,000
The Williams Capital Group, L.P.	$20,000,000

Total	$2,000,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Morgan Stanley & Co. Incorporated will assume the risk of any unsold allotment of Notes that would otherwise be purchased by Utendahl Capital Group, LLC.

Page 3
Filed Pursuant to Rule 424(b)(3)
Dated January 5, 2010
Registration Statement: No. 333-156929

Additional Information

General

At the quarter ended September 30, 2009, we had outstanding indebtedness totaling $504.076 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2009, excluding subordinated notes and debentures payable after one year, was equal to $493.958 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months Ended
2004	2005	2006	2007	2008	September 30, 2009
1.82	1.66	1.63	1.56	1.24	0.88

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.88:1 in the first nine months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of September 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $1.689 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.